Exhibit 99.1

Ballard Reports Third Quarter 2015 Results

VANCOUVER, Oct. 27, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced its consolidated financial results for the third quarter ended September 30, 2015. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"The quarter-over-quarter top line trajectory through Q3 is consistent with our previously stated expectation that full-year revenue will be heavily weighted towards the second half of 2015," said Randy MacEwen, President and CEO. "In Q3, we announced two major deals in China for our Heavy Duty Motive market segment. First, we announced the largest-ever global deployment of fuel cell buses, which is planned to put 300 zero-emission fuel cell transit buses onto the streets of two major cities in China. This program has an initial estimated value to Ballard of $17 million through 2016. Second, we announced a $6 million program for the development of a 200 kilowatt fuel cell engine for integration into low floor trams manufactured by CRRC Sifang."

Mr. MacEwen continued, "In addition, on October 1st, we announced the closing of our acquisition of Protonex. The acquisition of Protonex – just as Protonex is reaching an expected bend in its growth curve – coupled with our growing sales order book and pipeline in the Heavy Duty Motive market, are supporting a favorable foundation for 2016."

Q3 2015 Metrics Summary

(all comparisons to Q3 2014 unless otherwise noted)

  Total revenue of $16.0 million, a decrease of 22% primarily due to declines in revenue from Telecom Backup Power and Technology Solutions.
  Gross margin of 25%, flat on a year-over-year basis, although up 15-points from Q2 2015 due to shipments of relatively high margin bus modules and parts in relation to a transaction in China announced in Q2.
  Cash operating costs2 of $6.7 million, an increase of 20%, due to higher research and product development costs as general and administrative costs and sales and marketing costs were relatively flat.
  Adjusted EBITDA2 of ($2.4) million, an increase in Adjusted EBITDA loss on a year-over-year basis, due to the decline in gross margin dollars resulting from the overall decline in revenue, combined with an increase in cash operating costs.
  Net income (loss) of ($4.1) million or ($0.03) per share, reductions in both metrics driven primarily by the increase in Adjusted EBITDA loss.
  Cash used by operating activities of ($4.1) million, a year-over-year increase of $1.2 million. This reflects a cash operating loss of ($3.4) million and a change in working capital of ($0.7) million.
  Cash reserves of $49.2 million at September 30, including the net proceeds of $13.3 million from an equity financing that closed on July 7.

Q3 2015 Market Performance
(all comparisons to Q3 2014 unless otherwise noted)

Power Products:
The Power Products platform – consisting of fuel cell products for the Telecom Backup Power market, the Material Handling market and Development Stage markets, primarily bus – generated revenue of $9.5 million in the quarter. This represents an 8% year-over-year decline primarily due to a reduction in system shipments for the Telecom Backup Power market, partially offset by an improvement in revenue from Development Stage markets.

Telecom Backup Power Market

  Revenue of $0.5 million, a decrease of 88%.
  Announced receipt of a purchase order for 50 ElectraGenTM-H2 direct hydrogen modules from Aditya Birla Group, for deployment in the Idea Cellular wireless telecom network in India.

Material Handling Market

  Revenue of $3.4 million, a year-over-year decrease of 5%, although an improvement over Q2 2015 resulting from increased fuel cell stack shipments to Plug Power.

Development Stage Markets

  Revenue of $5.6 million, an increase of 158%, primarily due to shipments of power modules and parts kits under the China bus transaction announced in Q2.
  Announced planned development and 2016 launch of two new configurations of the FCvelocityTM-HD7 power module, to deliver 30 kilowatts (kW) and 60kW of power, respectively, for use in smaller buses and to provide range extension solutions.
  Announced a deal to power 300 buses in the Chinese cities of Foshan and Yunfu, the largest ever global deployment of fuel cell-powered buses. The transaction, valued at $17 million through 2016, with existing partner Guangdong Synergy Hydrogen Power Technology Co. Ltd., will include Ballard's new 30kW and 60kW power modules in addition to Technology Solutions work. The transaction also includes a long-term supply and license agreement effective beyond 2016.
  Announced a joint supply and development agreement with CRRC Qingdao Sifang Company, Ltd. for a 200kW FCvelocityTM fuel cell engine to power low floor trams in China. The agreement, which includes 2016 delivery of 10 customized FCvelocity modules, has an initial value of $6 million.

Technology Solutions:
The Technology Solutions platform – consisting of engineering services and intellectual property licensing – generated revenue of $6.5 million in the quarter, a year-over-year decline of 37%, primarily due to Q3 2014 revenue having included licensing contracts in China that Ballard subsequently terminated as well as the impact on revenue from the Volkswagen Group contract due to a lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars.

Subsequent Events

Close of Protonex Acquisition
Subsequent to the quarter, on October 1, Ballard announced the successful close of the acquisition of Protonex Technology Corporation ("Protonex"; www.protonex.com), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. As consideration for the transaction, Ballard assumed and paid certain of Protonex's debt obligations and transaction costs on closing of approximately $4.0 million, and has issued approximately 11.4 million Ballard shares to Protonex shareholders.

Nisshinbo Strategic Investment in Ballard
On October 27, Ballard entered into a Subscription Agreement for a $5 million strategic investment by Nisshinbo Holdings Inc., a longtime supplier of carbon plates, through subscription and purchase of approximately 3.3 million Ballard common shares issued from treasury. The transaction is expected to close in early November 2015 and proceeds will be used for general corporate purposes, including M&A activities that may be identified in the future.

Q3 2015 Financial Results

(Millions of U.S. dollars)	Three months ended Sept. 30,			Nine months ended Sept. 30,
	2015	2014	% Change	2015	2014	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Telecom Backup Power	$0.5	$4.6	-88%	$4.1	$10.1	-59%
Material Handling	$3.4	$3.6	-5%	$8.7	$9.6	-10%
Development Stage Markets	$5.6	$2.2	158%	$7.9	$3.0	161%
Sub-Total	$9.5	$10.4	-8%	$20.7	$22.7	-9%
Technology Solutions	$6.5	$10.2	-37%	$15.8	$30.4	-48%

Total Fuel Cell Products & Services Revenue	$16.0	$20.6	-22%	$36.5	$53.1	-31%
PROFITABILITY
Gross Margin $	$4.0	$5.2	-22%	$6.2	$13.3	-54%
Gross Margin %	25%	25%	0-points	17%	25%	-8-points
Cash Operating Costs[2]	$6.7	$5.6	-20%	$21.3	$18.5	-15%
Adjusted EBITDA[2]	($2.4)	$0.4	-678%	($12.3)	($2.6)	-378%
Net Income (Loss)[3]	($4.1)	($2.4)	-71%	($4.5)	($10.7)	58%
Earnings Per Share	($0.03)	($0.02)	-55%	($0.03)	($0.08)	56%
Normalized Net Loss[2]	($3.6)	($2.4)	-53%	($18.9)	($10.5)	-79%
Normalized Net Loss Per Share[2]	($0.03)	($0.02)	-43%	($0.14)	($0.08)	-67%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($3.4)	($0.4)	-821%	($14.7)	($4.8)	-204%
Working Capital Changes	($0.7)	($2.5)	71%	($0.1)	($7.6)	99%

Cash Used By Operating Activities	($4.1)	($2.9)	-43%	($14.8)	($12.5)	-19%
Cash Reserves	$49.2	$32.7	50%

For a more detailed discussion of Ballard Power Systems' third quarter 2015 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, October 28, 2015 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its third quarter 2015 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investors section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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Endnotes:
1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our "commercial stage" markets of Telecom Backup Power and Material Handling and for our "development stage" markets of Bus and Distributed Generation, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

We made changes to the composition of revenues in our Fuel Cell Products and Services segment in 2015. As a result, licensing revenues of $2.1 million for the third quarter of 2014 and $6.3 million for the first three quarters of 2014 previously recorded as either "development stage" Bus revenues, Telecom Backup Power revenues or Material Handling revenues have been retroactively reclassified as Technology Solutions revenues.

2 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard's operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

3 Includes gain of $14.2 million on sale of intellectual property to Volkswagen Group.

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SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 21:30e 27-OCT-15